Exhibit 2.2

1180 Seminole Tr., Suite 495 Charlottesville, VA 22901 +1 (434) 202-2525 www.adenomed.com

May 8, 2023

Cary Claiborne

Chief Executive Officer

Adial Pharmaceuticals, Inc.

1180 Seminole Tr., Ste. 495

Charlottesville, VA 22901

RE: Notice of Option Exercise

Dear Mr. Claiborne,

Reference is made to that certain Option Agreement to acquire the business of Purnovate, Inc. (“Option Agreement”), effective as of January 27, 2023, by and between Purnovate, Inc., a Delaware corporation (“Purnovate”), a wholly owned subsidiary of Adial Pharmaceuticals, Inc., a Delaware corporation (“Adial”), (Purnovate and Adial are together the “Seller”) on the one hand, and Adovate, LLC (formerly Adenomed, LLC), a Virginia limited liability company (“Buyer”) on the other hand. Capitalized terms not otherwise defined herein have the meaning defined in the Option Agreement.

Buyer hereby provides Notice per Section 3.03 of the Option Agreement of its irrevocable exercise of the Option. A check in the non-refundable amount of $450,000, which includes the $150,000 Exercise Price and the $300,000 Up-front Payment, is enclosed with this letter.

By this letter, Seller and Buyer agree that the Option Exercise shall be deemed to be effective as of May 16, 2023 and the Reimbursement of Expenses shall include the dates that run through and including May 15, 2023. Buyer acknowledges and agrees that Seller may publicly disclose its receipt of Notice from Buyer prior to the Option Exercise becoming effective.

All of us at Adovate look forward to working with you and the rest of the Seller’s team to smoothly transition the Assets and business of Purnovate for the benefit of each of our companies and the Adial shareholders.

With warmest regards,

/s/ William B. Stilley
William B. Stilley
CEO

Agreed:

Enclosure	/s/ Cary Claiborne
Cary Claiborne
CEO, Adial Pharmaceuticals, Inc.